EXHIBIT 99.1
Shopify Announces First-Quarter 2020 Financial Results
First-Quarter Revenue Grows 47% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - May 6, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, announced today strong financial results for the first quarter ended March 31, 2020.

"The vast majority of people are employed by small businesses, and they struggle the most during a crisis," said Tobi Lütke, Shopify’s CEO. "The spread of COVID-19 is going to be a tough time for all entrepreneurs. We are working as fast as we can to support our merchants by re-tooling our products to help them adapt to this new reality. Our goal is that, because Shopify exists, more entrepreneurs and small businesses will get through this."

"Now more than ever, Shopify needs to be there for our merchants, so our focus during these challenging times is to help solve their immediate pain points," said Amy Shapero, Shopify’s CFO. "We are well positioned to help our merchants, particularly given the accelerated shift to online commerce. Our strong balance sheet provides us with the flexibility to continue investing in the right merchant-first initiatives, supporting our merchants’ success now and well into the future."

Impact of COVID-19
While the COVID-19 pandemic has subdued commerce globally and especially strained small and medium-sized businesses, it has accelerated the shift of purchase habits to ecommerce. Shopify is uniquely positioned to help businesses of all sizes during this time, helping entrepreneurs start online businesses, adapt to an evolving commerce landscape, and manage through a challenging macroeconomic environment. We introduced a number of initiatives to support our merchants and protect our stakeholders during the ongoing COVID-19 pandemic, including:

•	An extended 90-day free trial for all new standard plan signups.

•	Availability of gift card capabilities to merchants on all plans.

•	Introduction of local in-store/curbside pickup and delivery.

•
Increased our funding commitment to Shopify Capital, as noted below, while fast-tracking expansion to core geographies working with partners, including in the United Kingdom and Canada where Shopify Capital launched on March 30, 2020 and April 20, 2020, respectively.

•
Multiple online resources to support merchants, including resources on where to secure government funding, and offering a community forum, live webinars, online meetups, and tutorials to help all merchants have an online presence.

The following includes some key changes we have observed in the data patterns on Shopify’s platform, potential implications for Shopify’s business, and actions we are taking to manage risk and maintain strong liquidity:

•
New stores created on the Shopify platform grew 62% between March 13, 2020 and April 24, 2020 compared to the prior six weeks, driven by the shift of commerce to online as well as by the extension of the free trial period on standard plans from 14 days to 90 days. While this increase includes both first-time entrepreneurs as well as established sellers, it is unclear how many in this cohort will sustainably generate sales, which is the primary determinant of merchant longevity on our platform. New store creations represents merchants who have provided billing information, which also allows them to start selling.

•
While year-over-year Gross Merchandise Volume[1] ("GMV") growth accelerated in April compared with the first quarter of 2020, and this growth was distributed over a broader base of merchants, it is unclear how sustainable consumer spending levels will be in this uncertain economic environment. For now, the shift of consumer spending toward online is apparent: the number of consumers estimated to have made a purchase for the first time from any Shopify merchant grew 8% between March 13, 2020 and April 24, 2020, compared to the six-week period immediately prior. Over the same period, the number of consumers estimated to have purchased from Shopify merchants they’d never shopped at before grew by 45% compared to the six-week period immediately prior.

•
While GMV through the point-of-sale (POS) channel declined by 71% between March 13, 2020 and April 24, 2020 relative to the comparable six-week period immediately prior to March 13, as most of Shopify’s Retail merchants suspended their in-store operations, Retail merchants managed to replace 94% of lost POS GMV with online sales over the same period. Retail merchants are adapting quickly to social-distance selling, as 26% of our brick-and-mortar merchants in our English-speaking geographies are now using some form of local in-store/curbside pickup and delivery solution, compared to 2% at the end of February.

•
While new types of merchants, such as food stores, are migrating to Shopify Plus, March and April also saw more merchants downgrade from Shopify Plus to lower-priced plans than in January and February.

•
Certain categories of GMV grew faster between March 13, 2020 and April 24, 2020, including Food, Beverages, and Tobacco, which doubled during this period relative to the 6-weeks immediately prior to March 13. Apparel and accessories, a historically larger contributor to Shopify's GMV, experienced a softening in GMV in mid-March, followed by a recovery at the end of March, which continued into April.

•
Shops are seeing more local customers: in the six-week period since March 13, 2020, in English-speaking geographies, the percentage of customers per shop coming from within 25 kilometres of the shop’s registered

1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform and on certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

address had increased, as had the number of shops with at least one local customer, while local orders in these geographies more than doubled.

•
More merchants are making greater use of Shopify Capital, with $192 million of advances and loans outstanding at March 31, 2020, compared with $150 million at December 31, 2019. And, we announced we have committed an additional $200 million above the March 31, 2020 level for the remainder of 2020, to increase funding of Shopify Capital in the United States and expand Shopify Capital to the United Kingdom and Canada, working with partners who will share in the revenue and risk. We anticipate a portion of this funding to go toward business continuity instead of growth activities, as we saw merchants downgrading subscription plans and decreasing their spend on apps in March and into April. We increased our allowance for losses on Shopify Capital as well as on Shopify Payments at March 31, 2020 to account for a potential increase in losses, though the actual loss percentages in March and April were consistent with pre-COVID levels over the past year.

•
Shopify ended the first quarter of 2020 with a strong liquidity profile with $2.36 billion in cash, cash equivalents and marketable securities on our balance sheet. We continue to prudently manage costs, redirecting cost savings from reduced travel, events, and office operations toward merchant-relief initiatives, while advancing certain investments that will serve merchants both now and in the long-term.

First-Quarter Financial Highlights

•	Total revenue in the first quarter was $470.0 million, a 47% increase from the comparable quarter in 2019.

•
Subscription Solutions revenue grew 34% to $187.6 million. This increase was driven primarily by growth in Monthly Recurring Revenue[2]("MRR"), largely as a result of an increase in the number of merchants joining the Shopify platform, strong app growth and Shopify Plus variable platform fee revenue growth.

•	Merchant Solutions revenue growth accelerated for the second consecutive quarter, up 57%, to $282.4 million, driven primarily by the growth of GMV.

•
MRR as of March 31, 2020 was $55.4 million, up 25% compared with $44.2 million as of March 31, 2019. Shopify Plus contributed $15.3 million, or 28%, of MRR compared with 26% of MRR as of March 31, 2019. MRR growth was impacted in the quarter by several factors, including the removal by Shopify of thousands of stores from the platform due to violations of our Acceptable Use Policy; lighter international merchant adds; and, an uptick of subscription cancellations and merchant downgrades to lower-priced subscription plans in March related to COVID-19.

•
GMV for the first quarter was $17.4 billion, an increase of $5.5 billion, or 46%, over the first quarter of 2019. Gross Payments Volume[3] ("GPV") grew to $7.3 billion, which accounted for 42% of GMV processed in the quarter, versus $4.9 billion, or 41%, for the first quarter of 2019.

•	Gross profit dollars grew 43% to $257.0 million in the first quarter of 2020, compared with $180.3 million for the first quarter of 2019.

•	Adjusted gross profit[4] grew 44% to $263.8 million in the first quarter of 2020, compared with $182.7 million for the first quarter of 2019.

2. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes as well as amortization of acquired intangibles and related taxes. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

•	Operating loss for the first quarter of 2020 was $73.2 million, or 16% of revenue, versus a loss of $35.8 million, or 11% of revenue, for the comparable period a year ago.

•
Adjusted operating loss[4] for the first quarter of 2020 was $7.3 million or 2% of revenue, compared with adjusted operating income of $0.3 million or 0% of revenue in the first quarter of 2019. The loss in Q1 2020 was the result of the first full quarter of operating expenses associated with the acquisition of 6 River Systems, significantly more brand spend in the first quarter of 2020 compared to the same period in 2019, and a year-over-year increase in the allowance for potential losses related to Shopify Payments and Shopify Capital due to the potential impact of COVID-19.

•	Net loss for the first quarter of 2020 was $31.4 million, or $0.27 per share, compared with a net loss of $24.2 million, or $0.22 per share, for the first quarter of 2019.

•	Adjusted net income[4] for the first quarter of 2020 was $22.3 million, or $0.19 per share, compared with adjusted net income of $7.1 million, or $0.06 per share, for the first quarter of 2019.

•	At March 31, 2020, Shopify had $2.36 billion in cash, cash equivalents and marketable securities, compared with $2.46 billion on December 31, 2019.

First-Quarter Business Highlights

•	Shopify continued to develop the product-market fit of Shopify Fulfillment Network, its solution to provide merchants and their buyers with fast and affordable fulfillment:

•
More new merchants signed on to Shopify Fulfillment Network in the first quarter of 2020 compared to any previous quarter since its launch in June 2019. While we continue to optimize for the merchant experience first, we have expanded the number of merchants participating in Shopify Fulfillment Network.

•
Shopify opened an R&D Centre in Ottawa, Canada to trial new robotics and fulfillment technologies and initially fulfill Canadian-based orders. We processed our first fulfillments at the R&D Centre in April.

•
Shopify is working with its fulfillment warehouse partners to help ensure compliance with Centers of Disease Control and Prevention best practices and the health and safety of all warehouse employees, including following social distancing rules, deep cleaning of warehouses, distributing work shifts over longer periods to minimize the number of people in the warehouse at any given time, and closure of a warehouse for a period of time as advised by local public health authorities in the event a worker becomes ill.

•
6 River Systems announced enhancements to its wall-to-wall fulfillment solution, including upgrades to its collaborative mobile robot, Chuck, which included increased capacity of workspace on the Chuck, expanded safety compliance, and an improved user interface. 6 River Systems also received two internationally recognized Red Dot Awards, honouring the Chuck for outstanding design quality in its Smart Products and Robotics categories.

•
Shopify Shipping adoption continued to rise, with 46% percent of eligible merchants in the United States and Canada utilizing Shopify Shipping in the first quarter of 2020, versus more than 40% in the first quarter of 2019. Shopify Shipping label adoption grew faster than adoption of Shopify Shipping by new merchants in Q1 2020 as merchants already using Shopify Shipping printed more labels to fulfill orders since the beginning of March, corresponding to the rise of COVID-19 in the United States and Canada.

•
Shopify Capital issued $162.4 million in merchant cash advances and loans in the first quarter of 2020, an increase of 85% versus the $87.8 million issued in the first quarter of last year. Shopify Capital surpassed the one billion dollar milestone in cumulative capital advanced since its launch in April 2016, with $1.05 billion advanced through first quarter 2020, approximately $192 million of which was outstanding on March 31, 2020.

•	26,400 partners referred a merchant to Shopify over the past 12 months.

•	Shopify joined the Libra Association, an independent not-for-profit membership association collaborating to build a simple, inclusive, and global cryptocurrency.

Subsequent to First Quarter 2020

•
Shopify launched Shop, a first-of-its-kind mobile shopping app that creates a more intuitive online shopping experience, bringing together our expertise in commerce and proven features from Shop Pay, our accelerated checkout, and Arrive, an app to track online orders. Shop offers users the ability to easily discover local businesses, receive relevant product recommendations from their favorite brands, check out effortlessly, and track all of their online orders. To date, Shop Pay has processed over $8 billion in sales, while Arrive has been used by 16 million shoppers to track their ecommerce orders.

•	Shopify launched the all-new Shopify POS, a faster, more intuitive, and more scalable POS software designed to meet the needs of our most complex Brick-and-Mortar retailers.

•	Shopify launched Shopify Payments in Austria, expanding the availability of Shopify Payments to 16 countries.

Financial Outlook
On April 1, 2020, Shopify suspended the financial expectations it had provided on February 12, 2020 for the full year 2020, as our financial results for the rest of the year are contingent on the duration and scope of the COVID-19 pandemic and the economic impact of actions taken in response, all of which are unknown. Given the increased uncertainty in the macroeconomic environment, including the greater likelihood of an extended global recession, Shopify is closely monitoring the following external factors:

•	The impact rising unemployment has on new shop creation on our platform and consumer spending.

•	The rate at which consumer spending habits transition to online shopping for both discretionary and non-discretionary goods.

•	The ability of brick-and-mortar retail merchants to shift sales online.

Shopify is leveraging our merchant-first business model and strong balance sheet to adjust our 2020 plans to address these changes. This includes redirecting spend from certain areas, such as brand and marketing, to product initiatives that directly support our merchants’ ability to adapt to an emerging environment, one where we believe multi-channel selling and direct-to-consumer fulfillment are more important than ever. Given our existing focus on these areas, the recent acceleration in the shift of retail spending toward ecommerce, and the central role our software plays in merchants’ businesses, which enables us to rapidly read and respond to trends on their behalf, we believe Shopify has a unique opportunity to improve the economic lives of merchants and their buyers in this difficult environment and position our company for the future of commerce.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our first-quarter results today, May 6, 2020, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/default.aspx#upcoming-events. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s First-Quarter 2020 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its First Quarter 2020 Management's Discussion and Analysis are available on Shopify’s website at www.shopify.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, PepsiCo, Staples and many more. For more information, visit www.shopify.com.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted operating (loss) income, non-GAAP operating expenses, adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes and amortization of acquired intangibles. Adjusted net income (loss) and adjusted net income (loss) per share also exclude taxes related to non-GAAP adjustments.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s planned business initiatives and operations and financial outlook, the performance of Shopify's merchants, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as "continue", "will", "enable", "plans", "improve", "anticipate", "increase", "advance", "support", and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies and economic activity; (ii) merchant acquisition and retention; (iii) managing our growth; (iv) our history of losses; (v) our limited operating history; (vi) our ability to innovate; (vii) the security of personal information we store relating to merchants and their customers and consumers with whom we have a direct relationship; (viii) a disruption of service or security breach; (ix) our potential inability to compete successfully against current and future competitors; (x) international sales and the use of our platform in various countries; (xi) the reliance of our growth in part on the success of our strategic relationships with third parties; (xii) our potential failure to effectively maintain, promote and enhance our brand; (xiii) our use of a single cloud-based platform to deliver our services; (xiv)

our potential inability to achieve or maintain data transmission capacity; (xv) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (xvi) payments processed through Shopify Payments; (xvii) our potential inability to hire, retain and motivate qualified personnel; (xviii) serious errors or defects in our software or hardware or issues with our hardware supply chain; (xix) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services; and (xx) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Senior Director, Investor Relations	Senior Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Revenues
Subscription solutions	187,609	140,451
Merchant solutions	282,392	180,031
	470,001	320,482
Cost of revenues
Subscription solutions	37,712	27,985
Merchant solutions	175,339	112,206
	213,051	140,191
Gross profit	256,950	180,291
Operating expenses
Sales and marketing	154,862	105,022
Research and development	116,396	76,355
General and administrative	44,842	30,303
Transaction and loan losses	14,083	4,401
Total operating expenses	330,183	216,081
Loss from operations	(73,233)	(35,790)

Other income	13,109	11,639
Loss before income taxes	(60,124)	(24,151)
Recovery of income taxes	28,695	—
Net loss	(31,429)	(24,151)
Other comprehensive income (loss)	(16,633)	9,274
Comprehensive loss	(48,062)	(14,877)
Basic and diluted net loss per share attributable to shareholders	(0.27)	(0.22)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	116,806,549	110,921,276

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	March 31, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash and cash equivalents	969,363	649,916
Marketable securities	1,391,209	1,805,278
Trade and other receivables, net	88,139	90,529
Merchant cash advances, loans and related receivables, net	191,863	150,172
Income taxes receivable	28,402	—
Other current assets	58,912	48,833
	2,727,888	2,744,728
Long-term assets
Property and equipment, net	116,832	111,398
Intangible assets, net	159,004	167,282
Right-of-use assets	133,786	134,774
Deferred tax assets	21,541	19,432
Goodwill	311,865	311,865
	743,028	744,751
Total assets	3,470,916	3,489,479
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	214,431	181,193
Income taxes payable	1,461	69,432
Deferred revenue	62,884	56,691
Lease liabilities	9,781	9,066
	288,557	316,382
Long-term liabilities
Deferred revenue	5,580	5,969
Lease liabilities	131,709	142,641
Deferred tax liabilities	4,219	8,753
	141,508	157,363
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 105,327,498 and 104,518,173 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,897,199 and 11,910,802 issued and outstanding	3,333,407	3,256,284
Additional paid-in capital	58,684	62,628
Accumulated other comprehensive income (loss)	(15,587)	1,046
Accumulated deficit	(335,653)	(304,224)
Total shareholders’ equity	3,040,851	3,015,734
Total liabilities and shareholders’ equity	3,470,916	3,489,479

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Cash flows from operating activities
Net loss for the period	(31,429)	(24,151)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization and depreciation	14,366	6,832
Stock-based compensation	53,752	31,164
Provision for transaction and loan losses	6,103	2,747
Deferred income taxes	(6,643)	—
Unrealized foreign exchange (gain) loss	(3,779)	60
Changes in operating assets and liabilities:
Trade and other receivables	(2,378)	(10,551)
Merchant cash advances, loans and related receivables	(46,478)	(18,117)
Other current assets	(15,349)	(2,917)
Accounts payable and accrued liabilities	30,621	34,321
Income tax assets and liabilities	(90,375)	—
Deferred revenue	5,804	3,696
Lease assets and liabilities	830	1,260
Net cash (used) provided by operating activities	(84,955)	24,344
Cash flows from investing activities
Purchase of marketable securities	(496,224)	(700,052)
Maturity of marketable securities	913,178	679,467
Acquisitions of property and equipment	(16,740)	(9,552)
Acquisitions of intangible assets	(219)	(1,440)
Acquisition of businesses, net of cash acquired	—	(5,715)
Net cash provided (used) by investing activities	399,995	(37,292)
Cash flows from financing activities
Proceeds from the exercise of stock options	19,427	12,056
Net cash provided by financing activities	19,427	12,056
Effect of foreign exchange on cash and cash equivalents	(15,020)	655
Net increase (decrease) in cash and cash equivalents	319,447	(237)
Cash and cash equivalents – Beginning of Period	649,916	410,683
Cash and cash equivalents – End of Period	969,363	410,446

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
GAAP Gross profit	256,950	180,291
% of Revenue	55%	56%
add: stock-based compensation	1,148	714
add: payroll taxes related to stock-based compensation	176	100
add: amortization of acquired intangibles	5,569	1,625
Non-GAAP Gross profit	263,843	182,730
% of Revenue	56%	57%

GAAP Sales and marketing	154,862	105,022
% of Revenue	33%	33%
less: stock-based compensation	11,207	6,835
less: payroll taxes related to stock-based compensation	1,227	810
less: amortization of acquired intangibles	388	—
Non-GAAP Sales and marketing	142,040	97,377
% of Revenue	30%	30%

GAAP Research and development	116,396	76,355
% of Revenue	25%	24%
less: stock-based compensation	32,604	18,115
less: payroll taxes related to stock-based compensation	3,817	1,808
less: amortization of acquired intangibles	58	58
Non-GAAP Research and development	79,917	56,374
% of Revenue	17%	18%

GAAP General and administrative	44,842	30,303
% of Revenue	10%	9%
less: stock-based compensation	8,793	5,500
less: payroll taxes related to stock-based compensation	974	531
Non-GAAP General and administrative	35,075	24,272
% of Revenue	7%	8%

GAAP Transaction and loan losses	14,083	4,401
% of Revenue	3%	1%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
GAAP Operating expenses	330,183	216,081
% of Revenue	70%	67%
less: stock-based compensation	52,604	30,450
less: payroll taxes related to stock-based compensation	6,018	3,149
less: amortization of acquired intangibles	446	58
Non-GAAP Operating expenses	271,115	182,424
% of Revenue	58%	57%

GAAP Operating loss	(73,233)	(35,790)
% of Revenue	(16)%	(11)%
add: stock-based compensation	53,752	31,164
add: payroll taxes related to stock-based compensation	6,194	3,249
add: amortization of acquired intangibles	6,015	1,683
Adjusted Operating (loss) income	(7,272)	306
% of Revenue	(2)%	—%

GAAP Net loss	(31,429)	(24,151)
% of Revenue	(7)%	(8)%
add: stock-based compensation	53,752	31,164
add: payroll taxes related to stock-based compensation	6,194	3,249
add: amortization of acquired intangibles	6,015	1,683
add: provision for income tax effects related to non-GAAP adjustments	(12,200)	(4,844)
Adjusted Net income	22,332	7,101
% of Revenue	5%	2%

GAAP Net loss per share attributable to shareholders	(0.27)	(0.22)
add: stock-based compensation	0.46	0.28
add: payroll taxes related to stock-based compensation	0.05	0.03
add: amortization of acquired intangibles	0.05	0.01
add: provision for income tax effects related to non-GAAP adjustments	(0.10)	(0.04)
Adjusted Net income per share attributable to shareholders	0.19	0.06
Weighted average shares used to compute GAAP and non-GAAP net income (loss) per share attributable to shareholders	116,806,549	110,921,276